UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: March 16, 2010
Commission file number 1- 33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40- F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐      No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐      No ☑

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:
 • REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007
 • REGISTRATION STATEMENT ON FORM F-3 (NO. 333-150682) ORIGINALLY FILED WITH THE SEC ON MAY 6,
2008
Item 1 — Information Contained in this Form 6-K Report
Taxation of the Partnership
Australian Taxation
The following discussion is based upon the current tax laws of Australia and regulations, the Australian tax administrative practice and judicial decisions thereunder, all as in effect as of the date of this Annual Report and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all Australian income tax considerations applicable to us. This discussion only considers Australian income tax and does not cover any other taxes which may be relevant e.g. stamp duty, goods and services tax, customs and excise duty, etc.
Teekay Offshore Australia Trust (or the Trust), which owns and operates the Karratha Spirit vessel in Australian waters, is an Australian resident trust for Australian tax purposes. OPCO is the non-resident beneficiary of the Trust.
As a non-resident beneficiary of the Trust, OPCO is subject to Australian tax on the taxable income of the Trust derived from Australian sources. Since the Trust only operates one asset, the Karratha Spirit, it is expected that all taxable income of the Trust has an Australian source.
Since, however, OPCO is not a resident of Australia the trustee of the Trust is required to pay the Australian tax due, on behalf of OPCO (the non-resident beneficiary). This is at 30.0% of the taxable income of the Trust. An income tax return is required to be filed by the trustee of the Trust for the income year.
OPCO is required to file an Australian tax return disclosing the taxable income related to the Trust and receives a credit for the tax paid by the trustee. Hence, no further Australian income tax should be due by OPCO. Generally, the trustee of the Trust will be taxable on its income attributable to its operations in Australia calculated under generally accepted accounting principles, as adjusted for tax purposes. Gross income will include capital gains, interest and realized foreign exchange gains and losses from both Australian and foreign sources. Trusts are subject to capital gains on the disposition of different classes of assets, including those which are used to carry on a business in Australia, and land and buildings situated in Australia. Capital gains can be offset by any capital losses incurred in the current year, in addition to any carried forward capital losses. Net capital gains generated by a trust are taxed at the general corporate rate of 30.0%.
Generally, a Trust is allowed to deduct the expenses it incurs in a taxation year, to the extent the expenses are incurred to earn the Australian sourced income. The Australian operations of the Trust are partly financed by debt. As such, to the extent the interest expense is allocable to the Australian sourced income it should generate interest deductions, subject to thin capitalization restrictions.
Teekay Australia Offshore Holdings Pty Ltd. (or TAOH) was incorporated in August of 2007 and is owned directly by us. TAOH is the sole member of Dampier Spirit LLC, which owns and operates the Dampier Spirit vessel in Australian waters. Together, TAOH and Dampier Spirit LLC form a tax consolidated group for Australian tax reporting purposes. The consolidated group is taxed as a single Australian company and is subject to Australian domestic tax law. The consolidated group is taxed on its consolidated taxable income at the Australian corporate tax rate of 30% and is required to file an Australian tax return.

Thin capitalization measures apply which limit the deductibility of interest expenditure incurred by foreign-owned Australian entities carrying on a business in Australia. The measures apply to the total debt of the Australian operations of multinational groups such that interest deductions are denied to the extent that borrowings exceed a safe harbor ratio or, alternatively, an arm’s length debt amount (as so calculated under the provisions of the Australian income tax legislation). Broadly, the safe harbor maximum amount of Australian debt for the Australian operations of a non-resident is 75.0% of the accounting book value of the assets of the Australian operations (except for deferred tax assets and liabilities and defined benefit plans but includes recognition and revaluation of certain internally generated intangible assets) after being reduced by non-debt liabilities (calculated on an average basis).
Entities in Australia may utilise carried forward tax losses to reduce taxable income in later years. Such tax losses may be carried forward indefinitely, subject to satisfaction of either a continuity of ownership test or same business test. The availability of tax losses under these tests is required to be determined annually.
New rules relating to the Taxation of Financial Arrangements have been recently introduced. These can affect the timing and quantum of taxable income and allowable deductions in respect of financial arrangements.
Teekay Navion Offshore Loading Pte Limited (or TNOL) is a non-resident entity which owns a vessel, the Basker Spirit, operating in Australian waters. Under a specific taxing provision, TNOL is deemed to have Australian taxable income equivalent to 5% of the gross payments received under the time-charter agreement with the customer. Tax arises at 30% on this deemed taxable income. This treatment has been confirmed by the Australian Taxation Office who has issued a ruling in this regard. Pursuant to the contractual terms of the time-charter agreement this tax is for the charterer’s (or customer’s) account.
Taxation of Interest Paid To a Non-Resident. Australia levies withholding tax on interest paid to a non-resident where the interest relates to Australian operations. Therefore, any interest paid to non-residents will be subject to Australian withholding tax. Withholding tax is levied on payments of interest made to non residents, regardless of whether the interest deduction is allowed pursuant to other provisions of the Australian tax legislation. The withholding tax rate on interest is 10.0%. Interest payments to financial institutions resident in certain countries (including the U.S., the U.K., Japan and Norway), can be reduced to 0.0%.
Netherlands Taxation
The following discussion is based upon the current tax laws of the Kingdom of the Netherlands and regulations, the Dutch tax administrative practice and judicial decisions there under, all as in effect as of the date of this prospectus and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Dutch corporate income tax considerations applicable to us.
Teekay Netherlands European Holdings B.V. Teekay Netherlands European Holdings B.V. (or TNEH) is capitalized solely with equity from Teekay European Holdings S.a.r.l. (or Luxco). Its only significant asset is the shareholding in Norsk Teekay AS (or NTAS), which is an intermediate holding company and is the direct or indirect parent of various operating subsidiaries in Norway and Singapore, including Teekay Norway AS (or TNAS), Navion Offshore Loading AS (or NOL), Navion Gothenberg AS (or NGAS), Navion Bergen AS (or NBAS), Ugland Nordic Shipping AS (or UNS), PR Stena Ugland Shuttle Tanker I DA (or Stena I) for 50%, PR Stena Ugland Shuttle Tankers II DA (or Stena II) for 50% and Teekay Navion Offshore Loading PTE. Ltd. (or TNOL) for 85%.
Teekay Offshore European Holdings Coöperatief U.A. Teekay Offshore European Holdings Coöperatief U.A. (or TOEHC) is incorporated by its members Teekay Offshore Partners L.P. (or TOPL) as a 99% member and Varg L.L.C. (or VLLC) as a 1% member. Its only significant asset is the shareholding in Varg Production AS (or VPAS).

Taxation of Dividends and Capital Gains. Until January 1, 2010 pursuant to Dutch law, dividends received by Dutch companies from its subsidiaries and capital gains realized on any disposal of the shares of its subsidiaries generally will be exempt from Dutch taxation (the participation exemption) if the following conditions are met:
•	the company in which the shareholding is held has a capital divided into shares;

•	the shareholding is at least 5% of the paid up share capital of the company;

•	more than 50% of the consolidated assets of the participation do not, directly or indirectly, consist of portfolio investments (“asset test”); or

•	if more than 50% of the participation’s assets do, directly or indirectly, consist of portfolio investments, the participation is subject to a profit tax which results in taxation at a rate of at least 10% on a profit determined according to Dutch corporate income tax rules — (the “subject to tax test”).
Asset test. Whether a shareholder’s interest in a company is considered to be a “portfolio investment” is determined solely by the assets of that company (based on the fair market value of the assets). For example, if the ‘consolidated’ assets of that company are predominantly portfolio investments or consist predominantly (50% or more) of assets used for passive group finance activities (e.g. group loans), the shareholder’s interest will in principle be considered a portfolio investment. Free portfolio investments are assets that are not used in the line of the business of the company. Only assets are consolidated. This means that mutual claims and debts of subsidiaries will not be eliminated. The assets are taken into account at their fair market value. This also applies to assets that have not been commercially activated, such as the company’s own goodwill and other intangible assets. Furthermore, the asset test should be met continuously.
Subject to tax test. If the asset test is not met then the participation exemption should still apply to shareholdings of 5% or more in foreign (as well as domestic) entities, unless the shareholder’s interest is a portfolio investment in a company that is not subject to a tax rate that is considered adequate. Adequate is defined as subject to a profit tax that equals at least an effective tax rate of 10% over a taxable base according to Dutch tax standards.
As of January 1, 2010 pursuant to Dutch law, dividends received by Dutch companies from its subsidiaries and capital gains realized on any disposal of the shares of its subsidiaries generally will be exempt from Dutch taxation (the participation exemption) if the following conditions are met:
•	the company in which the shareholding is held has a capital divided into shares;

•	the shareholding is at least 5% of the paid up share capital of the company;

•	the participation is not held as passive investments (or motive test);

•	the participation is subject to a real profit tax of 10% according to Dutch corporate income tax rules (or amended subject to tax test); or

•	more than 50% of the consolidated assets of the participation do not, directly or indirectly, consist of low taxed portfolio investments (or amended asset test).
Motive test. To qualify under the motive test, the subsidiary must be more than merely a passive investment held by the parent company. For an investment to be considered non-passive in nature, a “business link” must be established between the subsidiary and either the Dutch top holding company or the Dutch intermediary holding company. An intermediary holding company satisfies this test if there is a business link between the activities of its subsidiaries and the activities of its direct or indirect foreign parent company. If the motive for holding the investment is a combination of passive and non-passive motives, the main motive is decisive.
Amended subject to tax test. The amended subject to tax test is met in respect of a subsidiary that is subject to a real profit tax at a rate that is considered adequate. Starting point is the nominal profit tax rate of the country of residency, which should, as a general rule, be at least 10%. Specific differences between the Dutch corporate income tax rules and the local tax rules have to be considered, but differences which do not have an impact on the taxation of passive income do not have to be taken into account.
Amended asset test. Portfolio investments are considered good assets for the purpose of the amended asset test if they are taxed at a rate which is considered reasonable for Dutch tax purposes. Moreover, specific rules have been introduced to prevent double counting of intercompany receivables. This test should be met usually (instead of continuously under the old asset test), which leaves room for short periods of time in which the test is not met..
Please note that the above comments are supplementary to the comments made above with regard to the legislation until January 1, 2010. Consequently, the applicable rules as of 2010 are in general more relaxed when compared to the participation exemption legislation that is applicable until 2010.
Further, please note that if the participation exemption is not applicable in a certain year, but is applicable in the following and/or previous years, potential dividends and capital gains/losses realized in future years should be allocated to the appropriate period to determine whether Dutch corporate income tax will apply. To the extent that dividends are funded by profits generated in a period during which the participation exemption did not apply, or, alternatively, capital gains can be allocated to such a period, this part of the dividends and/or capital gains is not tax exempt while losses can be deducted. At the same time, to the extent that dividends are funded by profits generated in a period in which the participation exemption applies or, alternatively capital gains can be allocated to such a period, this part of the dividends and/or capital gains will be tax exempt while losses can not be deducted.
Conclusion.
Teekay Netherlands European Holdings B.V. NTAS’ equity is wholly divided into shares. TNEH meets the ownership threshold, and we currently expect that TNEH will maintain its 100% ownership interest in NTAS for the foreseeable future.
Prior to June 2008, NTAS met the asset test as its non portfolio investments accounted for 51.89% of its consolidated assets. However, due to, amongst others, the increase of the inter-company receivables held by NTAS and its direct and indirect subsidiaries, NTAS no longer met the asset test and the participation exemption may have no longer applied after June 2008. In order to re-qualify for the participation exemption, certain inter-company receivables held by NTAS and its direct and indirect subsidiaries have been eliminated in August 2009. Since the elimination of the inter-company receivables NTAS should meet the asset test and qualify for the participation exemption thereafter, both under the old legislation and under the new legislation applicable from January 1, 2010. Dividends received on or any capital gain resulting from the disposition of the shares of NTAS after August 2009 should be exempt from taxation in the Netherlands and capital losses on a disposition of the shares should not be tax deductible, except to the extent that dividends or capital gains/losses are funded with profits generated in, or capital gains allocated to, the period the participation exemption did not apply to NTAS. Because NTAS does not anticipate distributing dividends to TNEH and TNEH does not anticipate selling or transferring its shares in NTAS in the foreseeable future, any profits that were generated by NTAS and its direct and indirect subsidiaries during the non-exempt period should not give rise to Dutch corporate income tax in the foreseeable future.
Teekay Offshore European Holdings Coöperatief U.A. VPAS’ equity is wholly divided into shares. TOEHC meets the ownership threshold, and we currently expect that TOEHC will maintain its 100% ownership interest in VPAS for the foreseeable future.
The only (main) asset of VPAS consists of an intangible, the contract with Talisman Energy Norge AS, a third party, and this contract is not put at the disposal of group companies. Furthermore, VPAS receives an arm’s length remuneration for its activities, which is taxed at the normal Norwegian corporate income tax rate. The activities of VPAS are in line with the activities of Teekay Corporation and its subsidiaries. Therefore, VPAS should meet the conditions for the participation exemption, both under the legislation applicable until 2010, and under the legislation as from 2010. Because VPAS does not anticipate distributing dividends to TOEHC, and TOEHC does not anticipate selling or transferring its shares in VPAS in the foreseeable future, any profits that may have been generated by VPAS should not give rise to Dutch corporate income tax in the foreseeable future, even if the participation exemption is not met for a certain period.
Dividend withholding tax legislation. Teekay Netherlands European Holdings B.V. In general, the Netherlands levies a 15% withholding tax on dividends paid by a Dutch company with a capital divided into shares. For the dividend paid by TNEH to Luxco, the withholding tax is reduced to zero if Luxco meets the conditions of the European Union Parent-Subsidiary Directive. The Directive requires Luxco to hold at least 5% of the shares of TNEH for at least one year before the dividend distribution. Based on Dutch tax legislation no holding period is required. We currently expect that Luxco will maintain its 100% ownership interest in TNEH for the foreseeable future. Therefore, we believe that Dutch withholding tax should not apply to dividends paid by TNEH to Luxco.
Teekay Offshore European Holdings Coöperatief U.A. Since TOEHC is not a company with a capital divided into shares, the dividend withholding tax legislation should not be applicable and therefore no dividend withholding tax should be levied on a distribution of dividends.

Foreign taxpayer rules. According to Dutch tax legislation, income derived by a foreign taxpayer in respect of a substantial interest in a Dutch entity is subject to Dutch corporate income tax if this substantial interest cannot be allocated to the business enterprise of the foreign taxpayer.
Teekay Netherlands European Holdings B.V. The activities of NTAS, held by TNEH, and its subsidiaries are in line with the business activities of the Teekay Group and Luxco will be actively involved in the management of the business of TNEH. Furthermore, Luxco’s shareholding in TNEH is more than a merely passive investment held by Luxco as Luxco provides a business link between the ultimate parent company and the ultimate active subsidiaries. Therefore, the membership interest of Luxco in TNEH should be attributable to the business enterprise of Luxco.
Furthermore, Luxco should not be liable to Dutch corporate income tax with regards to the dividends received from TNEH and/or capital gains realized on the sale or transfer of TNEH further to the tax treaty between the Netherlands and Luxembourg. Please note that the Dutch tax authorities might be of the view that the tax treaty leaves an opportunity to levy Dutch corporate income tax of 2.5% on dividends and/or capital gains that are realized by Luxco. However, since the membership interest of Luxco in TNEH should be attributable to the business enterprise of Luxco, TNEH does not anticipate distributing dividends to Luxco and Luxco does not anticipate selling or transferring its shares in TNEH against a substantial capital gain, the substantial interest legislation should (effectively) not give rise to Dutch corporate income tax in the foreseeable future.
Teekay Offshore European Holdings Coöperatief U.A. Since no double tax treaty is in place between the Netherlands and the Marshall Islands, the Dutch domestic right to levy tax is not limited by a tax treaty. The activities of VPAS, held by TOEHC, are in line with the business activities of the Teekay Group and TOPL will be actively involved in the management of the business of TOEHC. Furthermore, TOPL’s shareholding in TOEHC is more than a merely passive investment held by TOPL. Therefore, the membership interest of TOPL in TOEHC should be attributable to the business enterprise of TOPL.
Furthermore, TOEHC does not anticipate distributing dividends to TOPL and TOPL does not anticipate selling or transferring its shares in TOEHC against a substantial capital gain, the substantial interest legislation should (effectively) not give rise to Dutch corporate income tax in the foreseeable future.
VLLC is not considered a non-resident taxpayer as it holds an interest in TOEHC of only 1%.
Norway Taxation
The following discussion is based upon the current tax laws of the Kingdom of Norway and regulations, the Norwegian tax administrative practice and judicial decisions thereunder, all as in effect as of the date of this Annual Report and subject to possible changes on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Norwegian income tax considerations applicable to us.
Our Norwegian subsidiaries are subject to taxation in Norway on their income regardless of where the income is derived. The generally applicable Norwegian income tax rate is 28%.
Taxation of Norwegian Subsidiaries Engaged in Business Activities. All of our Norwegian subsidiaries (limited liability companies) are subject to regular Norwegian taxation on their world wide income. The generally applicable Norwegian income tax rate is 28%. Generally, a Norwegian resident company is taxed on its income realized for tax purposes. The starting point for calculating taxable income is the company’s income as shown on its annual financial statements, calculated under generally accepted accounting principles and as adjusted for tax purposes. Gross income will include capital gains, interest, dividends from certain corporations and foreign exchange gains.
The Norwegian companies also are taxed on any gains resulting from the sale of assets. The gain on depreciable assets is taken into income for Norwegian tax purposes at a rate of 20.0% per year on a declining balance basis.
Norway does not allow consolidation of the income of companies in a corporate group for Norwegian tax purposes. However, a company within a group of companies that is ultimately owned more than 90.0% by a single company can transfer its Norwegian taxable income to another Norwegian resident company in the group by making a transfer to the other company (this is referred to as making a “group contribution”). The ultimate parent in the corporate group can be a foreign company, but both the contributing and receiving company must be taxable to Norway

Group contributions are deductible by the contributing company for tax purposes and are included in the taxable income of the receiving company in the income year in which the contribution is made. Group contributions are subject to the same rules as dividend distributions under the Norwegian Limited Liability Companies Act. In other words, group contributions are restricted to the amount that is available to distribute as dividends for corporate law purposes.
Taxation of Controlled Foreign Corporations. Norwegian companies are also taxable on certain income earned by controlled foreign corporations (or CFCs) resident in low tax countries. A CFC for these purposes is a foreign resident company in which 50.0% or more of the shares or capital is owned or controlled by Norwegian resident companies or individuals. A country is a low tax country if the CFC’s income tax on profits is less than two-thirds of the Norwegian tax that would apply if the company was resident in Norway.
Income earned by a CFC is directly included in the taxable income of its Norwegian parent. Norwegian CFC taxation is not imposed if the foreign company is resident in a low tax country with which Norway has concluded a tax treaty, unless the income that the foreign company earns is mainly of a passive nature. Also, Norwegian CFC taxation is not imposed if the foreign company is resident in a country within the European Economic Area, and it is proved that the foreign company is genuinely established and performs genuine business activities in the relevant country within the European Economic Area.
Taxation of Foreign Companies and Permanent Establishments. Foreign registered companies are subject to Norwegian world wide taxation if the company’s place of effective management is situated in Norway (Norwegian resident companies). Furthermore, foreign resident companies are taxable in Norway on business activities performed through a permanent establishment in Norway. Foreign resident companies engaged in activities related to the exploration or exploitation of subsoil petroleum on the Norwegian continental shelf are taxable in Norway under domestic law according to the Norwegian Petroleum Tax Act. The same applies to foreign companies participating in partnerships engaged in activities on the Norwegian continental shelf.
Taxation of Dividends. Generally, only 3% of dividends received by a Norwegian resident company are taxable under the Norwegian participation exemption (at the standard tax rate of 28%). The participation exemption rule does not apply to dividends from companies resident outside the European Economic Area if (a) the country of residence is a low-tax country or (b) the ownership of shares in the distributing company is considered to be a “portfolio investment” (i.e. less than 10.0% share ownership or less than two years continuous ownership period). Nor does the participation exemption rule apply to dividends from companies’ resident within the European Economic Area if (a) the country of residence is a low-tax country and (b) the company is not genuinely established or does not perform genuine business activities in the relevant country within the European Economic Area. Dividends that do not qualify under the participation exemption rule are subject to the general 28% income tax rate, unless an applicable tax treaty provides for a reduced tax rate or an exemption.
Correction Income Tax. Our Norwegian subsidiaries may be subject to a tax, called correction income tax, on their dividend distributions. Norwegian correction tax is levied if a dividend distribution leads to the company’s balance sheet equity at year end being lower than the company’s paid-in share capital (including share premium), plus a calculated amount equal to 72.0% of the net positive temporary timing differences between the company’s book values and tax values.
As a result, correction tax is effectively levied if dividend distributions result in the company’s financial statement equity for accounting purposes being reduced below its equity calculated for tax purposes (i.e. when dividends are paid out of accounting earnings that have not been subject to taxation in Norway). In addition to dividend distributions, correction tax may also be levied on the partial liquidation of the share capital of the company or if the company makes group contributions that are in excess of taxable income for the year.
Taxation of Interest Paid by Norwegian Entities. Norway does not levy any tax or withholding tax on interest paid by a Norwegian resident company to a company that is not resident in Norway (provided that the interest rate and the debt/equity ratio are based on arms-length principles). Therefore, any interest paid by our Norwegian subsidiaries to companies that are not resident in Norway will not be subject to Norwegian withholding tax.

Taxation on Distributions by Norwegian Entities. Norway levies a 25.0% withholding tax on non-residents of Norway that receive dividends from a Norwegian resident company. However, the Norwegian withholding tax may be reduced if the recipient of the dividend is resident in a country that has an income tax treaty with Norway. If the recipient of the dividend is a company resident within the European Economic Area, and the recipient is genuinely established and performs genuine business activities in the relevant country, the dividend will be exempt from Norwegian withholding tax. We believe that distributions by our Norwegian subsidiaries will be subject to a reduced amount of Norwegian withholding tax or not be subject to Norwegian withholding tax.
We do not expect that payment of Norwegian income taxes will have a material effect on our results.
Singapore Taxation
Taxation of Singapore Companies Operating Ships in International Traffic. OPCO has one subsidiary that is incorporated and tax resident in Singapore for Singapore tax purposes, Teekay Navion Offshore Loading Pte. Ltd. (or TNOL). TNOL owns and operates non-Singapore registered ships for the year ended December 31, 2009.
Taxation of Charter Income from Non-Singapore-Registered Ships. The charter income that TNOL earns from its non-Singapore-registered ships is currently exempt from Singapore tax under a tax incentive being enjoyed by TNOL. TNOL was conferred the Singapore Approved International Shipping (or AIS) status with effect from January 1, 2005. The AIS status was granted for an initial period of 10 years subject to a review at the end of the fifth year to ensure that TNOL has complied with the qualifying conditions of the incentive. At the end of the first 10 years, TNOL can apply for a further 10-year extension of the incentive.
Under Section 13F of the Singapore Income Tax Act and the terms of the AIS incentive approval letter from the Maritime Port Authority of Singapore (or MPA) dated January 26, 2005, the types of income that would qualify for tax exemption include:
•	charter hire/freight income from the operation of non-Singapore-registered vessels outside the limits of the port of Singapore;

•	dividends from approved shipping subsidiaries;

•	gains from the disposition of non-Singapore-registered ships for the period from January 1, 2005 to December 31, 2013;

•	gains from foreign exchange and risk management activities which are carried out in connection with and incidental to the shipping operations of TNOL; and

•	ship management fee income with effect from 22 February 2010, subject to conditions expected to be released by the MPA in March 2010.
The AIS awarded to TNOL is subject to TNOL meeting and continuing to implement the business plan agreed with the MPA at the time of application of the incentive or such other modified plans as approved by the MPA at the fifth review year.
TNOL intends to operate such that substantially all of its charter income will be exempt from Singapore tax under the AIS incentive. This means it intends to operate and charter out all of its non-Singapore-registered ships in international waters outside the limits of the port of Singapore. On this basis, it expects that all of its income from the charter of its non-Singapore-registered ships should be exempt from Singapore tax under Section 13F of the Singapore Income Tax Act.
In the event that the above conditions are not met, its income from the charter of its non-Singapore-registered ships will be taxable in Singapore at the prevailing corporate tax rate (currently 17%).
Taxation of Other Income. Apart from the abovementioned income exempted under Section 13F, any other income would be subject to the normal corporate tax rules, unless otherwise specifically exempted. With respect to foreign-sourced income, the income will be taxable in Singapore at the prevailing corporate tax rate (currently 17%) when received or deemed received in Singapore.
There is a one year moratorium for foreign-sourced income accrued up to 21 January 2009 to be exempted from tax if they are remitted into Singapore between 22 January 2009 and 21 January 2010.
Taxation of Dividend Distribution. Dividends distributed by TNOL to its shareholders, Teekay Offshore Operating Pte Ltd and Navion Offshore Loading AS will be exempt from Singapore tax. Singapore does not impose withholding tax on payment of dividends.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore GP L.L.C., its general partner

Date: March 16, 2010	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)